Exhibit 99.1

April 20, 2026	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
      New York Stock Exchange

Subject: MAYFAIR GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	May 15, 2026
Record Date for Voting (if applicable) :	May 15, 2026
Beneficial Ownership Determination Date :	May 15, 2026
Meeting Date :	June 25, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	57808L305	CA57808L3056

Sincerely,

Computershare
Agent for MAYFAIR GOLD CORP.